
02019452

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549

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UF 4-3-02

AX

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR 0 1 2002
354

SEC FILE NUMBER

8 – 53166

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   JANUARY 1, 2001   AND ENDING   DECEMBER 31, 2001
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

     SPRING INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     89 NASON HILL ROAD
                                        (No. And Street)

     SHERBORN   MA   01770
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     JONATHAN SPRING   (508) 655-3790
                                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

     FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                               (Name - *if individual state last, first, middle name*)

     60 EAST 42ND STREET   NEW YORK   NY   10165
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
     ☑ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____ JONATHAN SPRING _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ SPRING INVESTOR SERVICES, INC. _____ , as of _____ DECEMBER 31, 2001 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).



SPRING INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
   Spring Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Spring Investor Services, Inc. as of December 31, 2001. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spring Investor Services, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
March 15, 2002

SPRING INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
ASSETS

Cash	$ 69,749
Accounts Receivable	42,281
Loans to Shareholder	41,834
Fixed Assets (net of accumulated	
depreciation and amortization of $3,830)	264
TOTAL ASSETS	$ 154,128

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accrued Expenses	$ 957
Total liabilities	957

Shareholder's Equity:

Common Stock, No Par Value,	
200 Shares Authorized,	
100 Shares Issued and Outstanding	1,000
Retained Earnings	152,171
Total Shareholder's Equity	153,171
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 154,128

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Spring Investor Services, Inc. (the "Company") was incorporated in Massachusetts on November 30, 1995 under the name QED Market Advisors, Inc.. The corporation changed its name to Spring Investor Services, Inc. on November 20 2000 and commenced operations as a broker dealer on September 5, 2001. The focus of the Company is to market private placement products to accredited investors. The Company's marketing efforts are concentrated on high net worth individuals and institutional investors through pre-existing contacts developed by it's sole registered representative. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Act").

The Company maintains its books and records in accordance with accounting principles generally accepted in the United States of America.

NOTE 2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Rule also requires minimum net capital in an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $68,792 and excess net capital of $63,792.

NOTE 3.   INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in the State of Massachusetts. Accordingly, the corporation is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by the stockholder on their individual tax returns.

The Company is subject to the Massachusetts Excise tax. A provision for this tax has been made and is reflected on the statement of income.

NOTE 4.   USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.